SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 17 2008
DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE C[illegible]
Washington, D.C. 2054[illegible]

08031525

[illegible]PPROVAL
[illegible] 3235-0123
[illegible]October 31, 2004
[illegible]erage burden
hours per response......12.00

BB 11/7

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8- 24504

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 7/1/07 (MM/DD/YY) AND ENDING 6/30/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paris Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

66 Hudson Street, Ste. 201
(No. and Street)

Hoboken, (City) NJ (State) 07030 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fisher, Van Sciver, & Co. P.C.
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED
NOV 14 2008 E
THOMSON REUTERS

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

[illegible] 1-13

## OATH OR AFFIRMATION

I, ________________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____________________________________________________, as of ____________________, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

__________________________________________________________

__________________________________________________________

__________________________________________________________

____________________________
Signature

____________________________
Title

____________________________
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**FISHER, VAN SCIVER & CO.**
PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS
www.fishervanscivercpa.com

112 HADDONTOWNE COURT
SUITE 302
CHERRY HILL, NEW JERSEY 08034-3664

E*MAIL ADDRESS:
WFISHERCPA@AOL.COM
AVANSCPA@AOL.COM

(856) 428-9769 - (610) 789-3179

FAX (856) 428-9482



To the Board of Directors
Paris Securities Corporation

In planning and performing our audit of the financial statements of Paris Securities Corporation for the year ended June 30, 2008 we considered its internal control, including control activities for safeguarding securities and certain regulated commodity customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations there under, and the segregation of funds based on such computations.

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

of one or more of the internal control components does not reduce to a relatively low level the risk

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a 5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities and certain regulated commodity customer and firm assets, that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, and other regulatory agencies that rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Fisher, Van Seiver & Co., P.C.

Cherry Hill, New Jersey
August 20, 2008

**PARIS SECURITIES CORPORATION**

**FINANCIAL STATEMENTS**

**JUNE 30, 2008**

**AND**

**JUNE 30, 2007**

**FISHER, VAN SCIVER & CO., P.C.**

**112 HADDONTOWNE COURT**

**SUITE 302**

**CHERRY HILL, NEW JERSEY 08034-3664**

## CONTENTS


| | PAGE |
|---|---|
| Independent Auditors' Report | 1 |
| Financial Statements | |
| Financial Condition | 2 |
| Statements of Income and Comprehensive Income | 3 |
| Statements of Changes in Stockholder's Equity | 4 |
| Statements of Cash Flows | 5 |
| Notes to Financial Statements | 6-8 |
| Supplemental Information | |
| Schedule I - Net Capital Computation | 9 |

# FISHER, VAN SCIVER & CO.

PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS
*www.fishervansciverCPA.com*

112 HADDONTOWNE COURT
SUITE 302
CHERRY HILL, NEW JERSEY 08034-3664

E*MAIL ADDRESS:
WFISHERCPA@AOL.COM
AVANSCPA@AOL.COM

(856) 428-9769 - (610) 789-3179

FAX (856) 428-9482


## INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Paris Securities Corporation

We have audited the accompanying statement of financial condition of **Paris Securities Corporation** (a New York corporation) as of June 30, 2008 and June 30, 2007, and the related statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Paris Securities Corporation** at June 30, 2008 and June 30, 2007, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934 and CFTC Regulation 1.17. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cherry Hill, New Jersey
August 14, 2008

## PARIS SECURITIES CORPORATION
## STATEMENT OF FINANCIAL CONDITION
## JUNE 30,

| | 2008 | 2007 |
|---|---|---|
| **Assets** | | |
| Cash, non-segregated | $ 108,531 | $ 1,081,115 |
| Receivable from broker-dealers and clearing organizations | 2,987,394 | 1,184,950 |
| Receivable from related parties | 5,190,449 | 6,151,011 |
| Commissions receivable | 107,786 | 133,398 |
| Securities owned: | | |
| Marketable, at market value | 107,371,371 | 80,157,395 |
| Not readily marketable, at cost | - | - |
| Memberships in exchanges, at cost | 3,708,616 | 2,164,183 |
| Other assets | 1,200 | 1,200 |
| **Total Assets** | $ 119,475,347 | $ 90,873,252 |
| **Liabilities** | | |
| Accrued income taxes | $ 43,256,674 | $ 32,375,298 |
| Accounts payable, accrued expenses, and other liabilities | 6,000 | 107,411 |
| **Total Liabilities** | 43,262,674 | 32,482,709 |
| **Stockholders' equity** | | |
| Common stock – 20,000 shares, $1 par value, authorized, issued, and outstanding at June 30, 2008 and June 30, 2007, respectively | 20,000 | 20,000 |
| Additional paid-in-capital | 4,911,832 | 4,911,832 |
| Accumulated other comprehensive income | 52,929,203 | 38,673,871 |
| Retained earnings | 18,351,638 | 14,784,840 |
| **Total Stockholders' Equity** | 76,212,673 | 58,390,543 |
| **Total Liabilities and Stockholders' Equity** | $ 119,475,347 | $ 90,873,252 |

The accompanying notes are an integral part of these statements

**PARIS SECURITIES CORPORATION**
**STATEMENTS OF INCOME AND COMPREHENSIVE INCOME**
**FOR THE YEARS ENDED JUNE 30,**

| | 2008 | 2007 |
|---|---|---|
| **Revenues** | | |
| Commission income | $ 785,553 | $ 1,810,613 |
| Seat rental income | 660,493 | 1,634,934 |
| Interest and dividends | 2,145,676 | 1,402,497 |
| Investment income | 5,804,289 | 10,518,148 |
| | 9,396,011 | 15,366,192 |
| **Expenses** | | |
| Employee compensation and benefits | 1,072,069 | 2,244,104 |
| Floor brokerage, exchange, and clearing fees | 169,672 | 381,945 |
| Communication and data processing | 105,278 | 102,467 |
| Occupancy | 16,020 | 16,020 |
| Other expenses | 541,024 | 587,965 |
| | 1,904,063 | 3,332,501 |
| **Income before income taxes** | 7,491,948 | 12,033,691 |
| **Provision for income taxes** | | |
| Federal | 2,200,000 | 4,120,597 |
| State | 1,150,000 | 885,608 |
| | 3,350,000 | 5,006,205 |
| **Net Income** | 4,141,948 | 7,027,486 |
| **Other Comprehensive Income** | | |
| Net unrealized gain on available-for-sale-securities | 26,255,332 | 70,039,311 |
| Less provision for income taxes | 12,000,000 | 31,694,226 |
| **Comprehensive Income** | 14,255,332 | 38,345,085 |
| **Combined Net Income and Comprehensive Income** | $ 18,397,280 | 45,372,571 |

The accompanying notes are an integral part of these statements

**PARIS SECURITIES CORPORATION**
**STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY**
**FOR THE YEARS ENDED JUNE 30, 2008 AND 2007**

| | Common Stock | | | | |
|---|---|---|---|---|---|
| | Number Of Shares | | $1 Par Value | | Additional Paid-In Capital |
| Balance at June 30, 2006 | 20,000 | $ | 20,000 | $ | 4,911,832 |
| Net income | | | | | |
| Other comprehensive Unrealized loss on available-for-sale securities | | | | | |
| Return of capital | | | | | |
| Dividends | | | | | |
| Balance at June 30, 2007 | 20,000 | | 20,000 | | 4,911,832 |
| Net income | | | | | |
| Other comprehensive Unrealized gain on available-for-sale securities | | | | | |
| Dividends | | | | | |
| Balance at June 30, 2008 | 20,000 | $ | 20,000 | $ | 4,911,832 |

The accompanying notes are an integral part of these statements

**PARIS SECURITIES CORPORATION**
**STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY**
**FOR THE YEARS ENDED JUNE 30, 2008 AND 2007**

| Retained Earnings | Accumulated Other Comprehensive Income (loss) | Totals |
|---|---|---|
| $ 7,757,354 | $ 328,786 | $ 13,017,972 |
| 7,027,486 | | 7,027,486 |
| | 38,345,085 | 38,345,085 |
| | | - |
| - | | - |
| 14,784,840 | 38,673,871 | 58,390,543 |
| 4,141,948 | | 4,141,948 |
| | 14,255,332 | 14,255,332 |
| (575,150) | | (575,150) |
| $ 18,351,638 | $ 52,929,203 | $ 76,212,673 |

**PARIS SECURITIES CORPORATION**
**STATEMENTS OF CASH FLOWS**
**FOR THE YEARS ENDED JUNE 30,**

| | | 2008 | | 2007 |
|---|---|---|---|---|
| **Cash flows from operating activities:** | | | | |
| Total net income and comprehensive income | $ | 18,397,280 | $ | 45,372,571 |
| Noncash items included in total net income and comprehensive income: | | | | |
| Increase in receivables from brokers | | (1,802,444) | | (520,029) |
| Increase in accrued income taxes | | 10,881,376 | | 31,973,513 |
| Decrease in receivable other | | 25,612 | | - |
| (Decrease) increase in accrued expenses | | (101,411) | | 6,988 |
| **Net cash provided by operating activities** | | 27,400,413 | | 76,833,043 |
| **Cash flows from investing activities:** | | | | |
| Increase in investments | | (28,758,409) | | (71,531,459) |
| **Net cash used in investing activities** | | (28,758,409) | | (71,531,459) |
| **Cash flows from financing activities:** | | | | |
| Dividends | | (575,150) | | - |
| Receivable from related parties | | 960,562 | | (6,151,011) |
| **Net cash used in financing activities** | | 385,412 | | (6,151,011) |
| **Net (decrease) in cash** | | (972,584) | | (849,427) |
| **Cash at beginning of year** | | 1,081,115 | | 1,930,542 |
| **Cash at end of year** | $ | 108,531 | $ | 1,081,115 |
| **Supplemental disclosure of cash flows information:** | | | | |
| Interest expense | $ | 169,326 | $ | - |
| Income taxes | $ | 4,468,624 | $ | 4,913,713 |

The accompanying notes are an integral part of these statements

**PARIS SECURITIES CORPORATION**
**NOTES TO FINANCIAL STATEMENTS**
**JUNE 30, 2008 AND JUNE 30, 2007**

## Note 1 - Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

### Business Activity

The Company is principally engaged in operating as a broker-dealer for New York Stock Exchange member firms and other broker-dealers, and leasing its exchange memberships to individuals. The Company is a wholly owned subsidiary of Paris Holding Company.

### Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

### Accounts Receivable - Recognition of Bad Debts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

### Investments

Investment in securities and commodities are valued at fair market value.

Investments in exchange memberships are valued at lower of cost or market.

### Revenue and Expense Recognition

Commodities and securities transactions and related commission revenues and expenses are recorded in the accounts on a marked to the market basis.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Note 1 - Summary of Significant Accounting Policies - continued**

**Comprehensive Income**

Effective July 1, 1998, the Company adopted Statement of Accounting Standards (SFAS) No. 130, *Reporting Comprehensive Income*. This statement requires that total comprehensive income be reported in the financial statements. Total comprehensive income is presented in the Statement of Income and Comprehensive Income.

**Impairment of Long-Lived Assets**

In the event that facts and circumstances indicate that the cost of long-lived assets or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required.

**Note 2 - Lease Commitments**

The Company leases its office facilities on a month-to-month basis. The monthly rent is $1,335.

Rental expense for the years ended June 30, 2008 and 2007 amounted to $16,020 and $16,020, respectively.

**Note 3 - Net Capital Requirements**

Pursuant to the net capital provision of Rule 15c 3-1 of the Securities Exchange Act of 1934 and CFTC Regulation 1.17, the Company is required to maintain a minimum net capital as defined under such provisions.

**Note 4 - Income Taxes**

The Company files its Federal income tax returns on a consolidated basis with its parent company. For income tax purposes, gains and losses on sale of investments are recognized when the investments are sold. Trading income in commodity futures contracts includes gains and losses in open trades for both tax and financial statement purposes. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of the current tax is remitted to the parent. The Company files its own state and local tax returns.

**Note 4 - Income Taxes-continued**

Taxes payable in the amount of $43,256,674 are made up of the following:

| | |
|---|---|
| Current taxes prepaid | ($ 437,552 ) |
| Deferred taxes payable | 43,694,226 |
| | $ 43,256,674 |
| | |
| Deferred Federal income tax payable | $ 31,813,366 |
| Deferred State income tax payable | 11,880,860 |
| | $ 43,694,226 |

Deferred taxes payable are the state and federal income taxes payable on the difference between book income and taxable income. This will be payable when the securities marked to the market are sold.

**SUPPLEMENTAL INFORMATION**
**PURSUANT TO RULE 17a-5 OF THE**
**SECURITIES EXCHANGE ACT OF 1934**
**AND CFTC REGULATION 1.17**
**AS OF JUNE 30, 2008**

**PARIS SECURITIES CORPORATION**
**SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION**
**AS OF JUNE 30, 2008**

| | | | |
|---|---|---|---|
| Net Capital | | | |
| Total stockholders' equity | | $ | 76,212,673 |
| Deductions: | | | |
| Nonallowable assets: | | | |
| Receivable from non-customers | $ 5,190,449 | | |
| Non current receivable from brokers | 42,385 | | |
| Receivable from brokers | - | | |
| Exchange memberships | 3,708,616 | | |
| Securities not readily marketable | 500,000 | | |
| Other assets | 1,200 | | |
| Commodity futures contract-proprietary capital charges | 82,500 | | 9,525,150 |
| Net capital before haircuts on securities positions | | | 66,687,523 |
| Haircuts on securities | | | |
| Debt securities | | | 8,964 |
| Options | | | 5,378 |
| Other securities | | | 16,016,364 |
| | | | 16,030,706 |
| Net Capital | | $ | 50,656,817 |
| Aggregate indebtedness | | | |
| Liabilities from financial statements | | $ | 6,000 |
| Total aggregate indebtedness | | $ | 6,000 |
| Computation of basic net capital requirement: | | | |
| Net capital requirement | | $ | 400 |
| Minimum dollar net capital requirement of reporting broker dealer | | $ | 100,000 |
| Excess net capital | | $ | 50,556,817 |
| Excess net capital at 1000% | | $ | 50,536,817 |
| Ratio: Aggregate indebtedness to net capital | | | 0.01% |



END